Exhibit 99.1

POET Technologies Announces Closing of US$1.6 Million Underwritten Public Offering of Common Shares and Warrants

TORONTO, ONTARIO, Dec 4, 2023 (GLOBE NEWSWIRE) — POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced the closing of its previously announced underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,600,000 common shares of the Company and warrants to purchase up to 1,600,000 common shares of the Company at a combined public offering price of US$0.90 (CAD$1.22) per common share and accompanying warrant. Each warrant has an exercise price of US$1.12 (CAD$1.52) per common share and is exercisable for five years from the date of issuance. In addition, the Company granted the underwriter a 45 day option to purchase up to an additional 240,000 common shares and/or warrants to purchase up to an additional 240,000 common shares at the public offering price in any combination, less underwriting discounts and commissions, which the underwriter has partially exercised to purchase 186,000 additional common shares and additional warrants to purchase up to 186,000 common shares.

The gross proceeds of the Offering to the Company, before underwriting discounts and commissions and offering expenses, were approximately $1.6 million.

Maxim Group LLC acted as sole book-running manager for the Offering.

POET currently intends to use the net proceeds from the Offering for general working capital purposes, including revenue expansion and the development and production of photonic modules for AI and related markets.

The Offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-273853) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 9, 2023 and declared effective on August 18, 2023. The securities in the Offering were offered in the United States only by means of a prospectus. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the Offering has been filed with the SEC, form a part of the effective registration statement and are available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus relating to the Offering may also be obtained by contacting Maxim Group LLC at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and the other documents that POET has filed with the SEC for more complete information about POET and the Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About POET Technologies Inc.

POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of the public offering (if any).

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company’s intended use of proceeds from the Offeringmanagement’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customers’ products, the capabilities of its operations, including its joint venture, and the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the dilutive effects of the Offering, market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, operational risks including the ability to attract key personnel, the Company’s ability to raise additional capital if necessary and the other risks described in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as updated from time to time in the Company’s filings with the SEC. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release, and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact:	Company Contact:
Adrian Brijbassi	Thomas R. Mika, EVP & CFO
adrian.brijbassi@poet-technologies.com	tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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